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                              February 25, 2021

       John Rodin
       Chief Executive Officer
       Longview Acquisition Corp. II
       767 Fifth Avenue, 44th Floor
       New York, NY 10153

                                                        Re: Longview
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 29,
2021 and February 22, 2021
                                                            File No. 333-252594

       Dear Mr. Rodin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Risks Related to Our Securities
       Our warrant agreement will designate the courts of the State of New York, page 62

   1. We note that the forum selection provision in the warrant agreement identifies the courts of the State of New
York or the United States District Court for the Southern District of
                                                        New York as the
exclusive forum for actions arising under the Securities Act. Please state that there is
uncertainty as to whether a court would enforce such provision and that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any
 John Rodin
Longview Acquisition Corp. II
February 25, 2021
Page 2
         duty or liability created by the Securities Act or the rules and regulations thereunder.
         Please also ensure that the warrant agreement filed as Exhibit 4.4 to your registration statement clearly states that the provision does not apply to actions arising under the
         Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Our amended and restated certificate of incorporation, page 63

2. We note your disclosure on page 64 that the exclusive forum provision in your amended and restated certificate of incorporation identifies the federal district courts of the United
         States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. However, we could find no such provision in your amended and restated certificate of incorporation filed as Exhibit 3.2 to your registration statement. Please revise for consistency, and if your exclusive forum provision does not apply to any actions arising under the Securities
         Act, please ensure that your amended and restated certificate of incorporation clearly states that the exclusive forum provision does not apply to actions arising under the
         Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJohn Rodin                                    Sincerely,
Comapany NameLongview Acquisition Corp. II
                                                                Division of
Corporation Finance
February 25, 2021 Page 2                                        Office of
Finance
FirstName LastName